Exhibit 1

Jinpan International Limited

Announces Shareholders’ Approval of Merger Agreement

Carlstadt, N.J., April 18, 2016 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated as of January 24, 2016 (the “Merger Agreement”), by and among the Company, FNOF E&M Investment Limited (“Parent”) and Silkwings Limited (“Merger Sub”), the plan of merger, and the transactions contemplated by the Merger Agreement, including the merger.

Pursuant to the Merger Agreement, the Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent. If completed, the merger will result in the Company becoming a privately held company and its common shares will no longer be listed on NASDAQ Global Select Market. Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by Mr. Zhiyuan Li, the Company’s Chairman and Chief Executive Officer, Ms. Yuqing Jing, the Company’s Secretary and wife of Mr. Li, and Forebright Smart Connection Technology Limited, a company established under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

Approximately 65% of the Company’s total outstanding common shares voted in person or by proxy at today’s general meeting. Of those common shares, approximately 78% were voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger, and transactions contemplated by the Merger Agreement, including the merger.

About Jinpan International Limited

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.